Privileged & Confidential

VIA EDGAR

August 31, 2018

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2018
Filed April 4, 2018
File No. 001-37501

Dear Ms. Thompson:

We refer to your letter dated August 21, 2018 (the “Comment Letter”) with regard to disclosures contained in Ollie’s Bargain Outlet Holdings, Inc.’s (“Ollie’s”)  Form 10-K for the Fiscal Year Ended February 3, 2018  (File No. 001-37501) filed by Ollie’s on April 4, 2018 (the “Form 10-K”). For your convenience, we have repeated the Staff’s comments below in bold and included our response thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

1.
Please explain to us why you do not believe that any of your significant accounting policies or estimates meet the definition of critical policies or estimates. In this regard, the accounting policy notes in the financial statements generally describe the method used to apply an accounting principle and the discussion in MD&A should supplement such disclosures by presenting an analysis of the uncertainties involved in applying a principle at a given time and the variability that is reasonably likely to result from its application over time.

August 31, 2018

Ollie’s acknowledges the Staff’s comment and respectfully submits to the Staff that it carefully reviews its significant accounting policies on an ongoing basis in line with the Staff’s guidance. In the course of its review of its Form 10-K, Ollie’s does not believe that any of its significant accounting policies or estimates meet the definition of critical accounting policies or estimates. The Staff has indicated that a critical accounting policy is one that is “very important to the portrayal of the company’s financial condition and results, and requires management’s most difficult subjective and complex judgments” and that frequently requires “estimates about the effect of matters that are inherently uncertain” (see Speech by SEC Staff: Critical Accounting and Critical Disclosures (January 24, 2002)) and has noted that a critical accounting estimate is “material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change” and has “a material impact on financial condition or operating performance” (see SEC Release No. 33-8350 (December 19, 2003)). The Public Company Accounting Oversight Board defines critical accounting policies and practices and critical accounting estimates in the same manner in its Audit Standard No. 16.

Based on this guidance, Ollie’s respectfully submits to the Staff that it does not believe that its significant accounting policies and estimates for the periods presented in its Form 10-K involved the level of subjective analysis, judgment or uncertainty required to qualify as critical policies or estimates. For example, in assessing Goodwill and intangible assets, Ollie’s utilizes an assessment process with limited subjectivity that includes calculating the differential between the carrying amount of its sole reporting unit and Ollie’s market value, which has shown a market value in significant excess of carrying value. Similarly, Stock-based compensation expense is measured taking into account (i) with respect to stock option awards, mechanical inputs tied to the Black-Scholes option pricing model and (ii) with respect to restricted stock unit awards, the closing trading value of Ollie’s stock on the grant date. Both of these factors are computable on a quantitative basis and are not linked to significant subjective assessment on the part of management, especially since Ollie’s does not utilize performance-based vesting for its equity awards.

Ollie’s respectfully advises the Staff that it will continue to assess its significant accounting policies and will, in future evaluations, continue to give consideration to accounting policies and estimates that involve a degree of management subjectivity or judgment. To the extent that future accounting policies or estimates are determined by Ollie’s to be critical accounting policies or estimates, Ollie’s will include disclosure relating to those policies or estimates in the accounting policy notes in its financial statements and in its MD&A, including by presenting an analysis of the uncertainties involved in applying a principle at a given time and the variability that is reasonably likely to result from its application over time.

**

August 31, 2018

Should you have any questions or comments with respect to the above, please do not hesitate to call me at (717) 657-2300 x2182.

Sincerely,

/s/ Jay Stasz
Jay Stasz
Chief Financial Officer

cc:	Faiza N. Rahman
Weil, Gotshal & Manges LLP

P.J. Himelfarb
Weil, Gotshal & Manges LLP